ENTERRA ENERGY TRUST ANNOUNCES MAILING OF MEETING MATERIALS TO UNITHOLDERS IN CONNECTION WITH THE ANNUAL AND SPECIAL MEETING TO BE HELD MAY 12, 2010

Calgary, Alberta – (April 21, 2010) Enterra Energy Trust (“Enterra”, or the “Trust”) is pleased to announce that it has mailed to its unitholders an information circular and proxy statement (the “Information Circular”) and related materials in connection with the Annual and Special Meeting (the “Meeting”) to be held in the Strand/Tivoli Room at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 10:00 a.m. (Mountain Standard Time) on Wednesday, May 12, 2010.  Unitholders will vote on, amongst other things, the proposed arrangement (the “Arrangement”) involving the Trust, Enterra Energy Commercial Trust, Enterra Energy Corp., Enterra Production Partnership, Enterra Energy Partner Corp., Enterra Exchangeco Ltd., Equal Energy Ltd. (“Equal Energy”), 1528833 Alberta Ltd. and the Trust’s unitholders at the Meeting.

If approved, the Arrangement will result in the reorganization of the Trust into a growth-oriented corporation that will be named “Equal Energy Ltd.”.  The Board of Directors and senior management of Equal Energy will be comprised of the current members of the Board of Directors and senior management of Enterra Energy Corp., the current administrator of the Trust.  Additional information regarding the Arrangement and various other matters to be dealt with at the Meeting can be found in the Information Circular which is available on the Enterra website at www.enterraenergy.com.

Equal Energy will pursue the continued development of the Oklahoma based Hunton liquids-rich natural gas resource play.  The company will work to further develop opportunities in the Circus, Oklahoma oil play, as well as the Cardium oil play in west central Alberta and various other Western Canadian Sedimentary Basin oil and gas prospects.  In addition, the Arrangement will address the upcoming changes in the Canadian tax law associated with the establishment of the new federal tax structure on income trusts starting in January 2011.

Rationale for the Arrangement
Management of Enterra Energy Corp. and the Board of Directors have determined that enhanced unitholder and asset value could be realized and delivered more effectively through the reorganized structure rather than through the existing trust structure.  In addition, in recommending the Arrangement to the Trust’s unitholders, management and the Board of Directors believe that the Arrangement provides a number of strategic benefits to the Trust and its unitholders including, without limitation, the following:

•	the Arrangement will provide for a simplified and more efficient corporate structure;
•	the Arrangement will provide greater flexibility for growth and retention of capital;
•	the Arrangement will enhance Equal Energy’s access to capital;
•	the Arrangement will eliminate the uncertainty and risks facing the Trust as a result of the changes to the tax legislation relating to income trusts; and
•	the Arrangement will allow for rebranding under the name “Equal Energy” and allow the go-forward entity to have broader recognition in the capital markets.

Approvals and Timing
The completion of the Arrangement will be subject to receipt of all required regulatory, stock exchange and Court of Queen's Bench of Alberta approvals including approval of at least 66 2/3 percent of the votes by unitholders present in person or by proxy in a duly convened special meeting of the Trust’s unitholders.  All regulatory approvals for Enterra’s conversion to a corporation are expected to be in place by late May 2010.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its key core area in the Hunton liquids-rich gas play in Oklahoma and its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Senior Vice President, Finance and Chief Financial Officer

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com